SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 23, 2021

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, February 23, 2021 regarding “Notice of Ericsson’s Annual General Meeting 2021”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ XAVIER DEDULLEN
Xavier Dedullen
Senior Vice President, Chief Legal Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: February 23, 2021

Annual General Meeting Telefonaktiebolaget LM Ericsson 2021

Notice of Ericsson’s Annual General Meeting 2021

The Annual General Meeting of shareholders of Telefonaktiebolaget LM Ericsson (NASDAQ: ERIC) will be held on Tuesday, March 30, 2021.

Due to the COVID-19 pandemic, the Board of Directors has decided that the Annual General Meeting of shareholders 2021 will be conducted without the physical presence of shareholders, representatives and third parties and that the shareholders are able to exercise their voting rights only by post before the meeting no later than Monday, March 29, 2021. Information on the resolutions passed at the meeting will be disclosed on Tuesday, March 30, 2021, as soon as the outcome of the postal voting has been finally confirmed.

The company will also arrange a digital event, Friday March 26, 2021, where shareholders will be able to listen to the management of the company and ask questions. Information about this event will be made public shortly.

The Nomination Committee proposes among other things:

•	Unchanged composition of the Board of Directors (item 10 and item 11)

•	Increase of the Board fees and the fees for work on the Committees of the Board (item 9)

The Board of Directors proposes among other things:

•	A dividend of SEK 2.00 per share, to be paid in two equal installments (item 7.4)

•	Amendments to the Articles of Association in order to facilitate and increase the flexibility in conducting General Meetings of shareholders (item 15)

•

A Long-Term Variable Compensation Program for the Executive Team, with a one-year Group operating income target for 2021 and three-year total shareholder return targets, all targets with a three-year vesting period (item 16)

•

Transfer of treasury stock, directed share issue and authorization for the Board of Directors to decide on an acquisition offer in relation to the Long-Term Variable Compensation Program 2021 (item 16.2)

•	Transfer of treasury stock in relation to the Long-Term Variable Compensation Programs 2020, 2019 and 2018 (item 17 and item 18)

Annual General Meeting Telefonaktiebolaget LM Ericsson 2021

Notice of the Annual General Meeting of shareholders 2021 of Telefonaktiebolaget LM Ericsson

Telefonaktiebolaget LM Ericsson’s (reg. no 556016-0680) shareholders are hereby given notice of the Annual General Meeting of shareholders to be held on Tuesday, March 30, 2021.

Due to the COVID-19 pandemic, the Board of Directors has decided that the Annual General Meeting of shareholders 2021 will be conducted without the physical presence of shareholders, representatives and third parties and that the shareholders are able to exercise their voting rights only by post before the meeting. Information on the resolutions passed at the meeting will be disclosed on Tuesday, March 30, 2021, as soon as the outcome of the postal voting has been finally confirmed.

Registration and notification

A person who wishes to participate in the Annual General Meeting by postal voting must

•	be listed as a shareholder in the presentation of the share register prepared by Euroclear Sweden AB concerning the circumstances on Monday, March 22, 2021, and

•

give notice of participation no later than Monday, March 29, 2021, by casting its postal vote in accordance with the instructions under the heading Postal voting below so that the postal voting form is received by Euroclear Sweden AB no later than that day.

Shares registered in the name of a nominee

In order to be entitled to participate in the meeting, a shareholder whose shares are registered in the name of a nominee must, in addition to giving notice of participation in the Annual General Meeting by submitting its postal vote, register its shares in its own name so that the shareholder is listed in the presentation of the share register as of Monday, March 22, 2021. Such registration may be temporary (so-called voting rights registration), and request for such voting rights registration shall be made to the nominee, in accordance with the nominee’s routines, at such a time in advance as decided by the nominee. Voting rights registrations that have been made by the nominee no later than Wednesday, March 24, 2021 will be taken into account in the presentation of the share register.

Postal voting

The Board of Directors has decided that shareholders should be able to exercise their voting rights only by postal voting in accordance with section 22 of the Act (2020:198) on temporary exceptions to facilitate the execution of general meetings in companies and other associations.

A special form must be used for the postal vote. The form for postal voting is available on Ericsson’s website www.ericsson.com. Completed and signed forms for postal voting can be sent by mail to Telefonaktiebolaget LM Ericsson, General Meeting of shareholders, c/o Euroclear Sweden AB, Box 191, SE-101 23 Stockholm, Sweden, or by e-mail to GeneralMeetingService@euroclear.com. Completed forms must be received by Euroclear Sweden AB no later than Monday, March 29, 2021. Shareholders who are natural persons may also cast their votes electronically through verification with BankID via the Euroclear Sweden AB’s website https://anmalan.vpc.se/EuroclearProxy. Such electronic votes must be submitted no later than Monday, March 29, 2021.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2021

The shareholders may not provide special instructions or conditions in the postal vote. If so, the entire postal vote is invalid. Further instructions and conditions may be found in the form for postal voting and at https://anmalan.vpc.se/EuroclearProxy.

Proxy

If the shareholder submits its postal vote by proxy, a written and dated power of attorney signed by the shareholder must be attached to the postal voting form. A power of attorney issued by a legal entity must be accompanied by a copy of the entity’s certificate of registration (should no such certificate exist; a corresponding document of authority must be submitted). Forms of power of attorney in Swedish and English are available on Ericsson’s website, www.ericsson.com.

Shareholders’ right to receive information

The Board of Directors and the President and CEO shall, if any shareholder so requests and the Board of Directors believes that it can be done without material harm to the Company, provide information regarding circumstances that may affect the assessment of an item on the agenda and circumstances that can affect the assessment of the Company’s or its subsidiaries’ financial situation and the Company’s relation to other companies within the Group.

A request for such information shall be made in writing to the Company no later than ten days prior to the Annual General Meeting, i.e. no later than Saturday, March 20, 2021, at the address Telefonaktiebolaget LM Ericsson, The Board of Directors Secretariat, SE-164 83 Stockholm, Sweden or by e-mail to boardsecretariat@ericsson.com. The questions and responses will be made available on the Company’s website www.ericsson.com and at the Company’s headquarters, Torshamnsgatan 21, SE-164 83 Stockholm, Sweden no later than Thursday, March 25, 2021. The information is also sent to the shareholders who requested it and stated their address.

Processing of personal data

For information on how your personal data is processed, see:

https://www.euroclear.com/dam/ESw/Legal/Privacy-notice-bolagsstammor-engelska.pdf

Agenda

1.	Election of the Chair of the Annual General Meeting

2.	Election of two persons approving the minutes

3.	Preparation and approval of the voting list

4.	Approval of the agenda of the Annual General Meeting

Annual General Meeting Telefonaktiebolaget LM Ericsson 2021

5.	Determination whether the Annual General Meeting has been properly convened

6.

Presentation of the annual report, the auditor’s report, the consolidated accounts, the auditor’s report on the consolidated accounts and the auditor’s report whether the guidelines for remuneration to group management have been complied with

7.	Resolution with respect to

7.1.	adoption of the income statement and the balance sheet, the consolidated income statement and the consolidated balance sheet;

7.2.	adoption of the remuneration report;

7.3.	discharge of liability for the members of the Board of Directors and the President for 2020; and

7.4.	the appropriation of the results in accordance with the approved balance sheet and determination of the record dates for dividend

8.	Determination of the number of Board members and deputies of the Board of Directors to be elected by the Annual General Meeting

9.

Determination of the fees payable to members of the Board of Directors elected by the Annual General Meeting and members of the Committees of the Board of Directors elected by the Annual General Meeting

10.	Election of the members and deputies of the Board of Directors

The Nomination Committee´s proposal for Board members:

10.1.	Jon Fredrik Baksaas

10.2.	Jan Carlson

10.3.	Nora Denzel

10.4.	Börje Ekholm

10.5.	Eric A. Elzvik

10.6.	Kurt Jofs

10.7.	Ronnie Leten

10.8.	Kristin S. Rinne

10.9.	Helena Stjernholm

10.10.	Jacob Wallenberg

11.	Election of the Chair of the Board of Directors

The Nomination Committee’s proposal:

The Nomination Committee proposes that Ronnie Leten be re-elected Chair of the Board of Directors.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2021

12.	Determination of the number of auditors

13.	Determination of the fees payable to the auditors

14.	Election of auditors

15.	Resolution on amendments to the Articles of Association

16.	Long-Term Variable Compensation Program 2021 (“LTV 2021”)

16.1.	Resolution on implementation of LTV 2021

16.2.	Resolution on transfer of treasury stock, directed share issue and acquisition offer for the LTV 2021

16.3.	Resolution on Equity Swap Agreement with third party in relation to the LTV 2021

17.	Resolution on transfer of treasury stock to employees and on an exchange in relation to the earlier resolution on the Long-Term Variable Compensation Program 2020

18.	Resolution on transfer of treasury stock in relation to the resolutions on the ongoing Long-Term Variable Compensation Programs 2018 and 2019

Item 1 Chair of the Annual General Meeting

The Nomination Committee, appointed in accordance with the Instruction for the Nomination Committee resolved by the Annual General Meeting 2012, is composed of the Chair of the Committee Johan Forssell (Investor AB), Karl Åberg (AB Industrivärden and Svenska Handelsbankens Pensionsstiftelse), Jonas Synnergren (Cevian Capital Partners Limited), Anders Oscarsson (AMF Försäkring och Fonder) and Ronnie Leten (Chair of the Board of Directors). The Nomination Committee proposes that Advokat Eva Hägg be elected Chair of the Annual General Meeting of shareholders 2021, or, if she is prevented from participating, the person instead appointed by the Chair of the Board of Directors.

Item 2 Election of two persons approving the minutes

Marianne Nilsson, Swedbank Robur Fonder and Anders Oscarsson, AMF Försäkring och Fonder, or if one or both of them are prevented from participating, the person or persons instead appointed by the Chair of the Board pf Directors, are proposed by the Board of Directors to be elected to approve the minutes of the Annual General Meeting. The task of approving the minutes of the Annual General Meeting also includes verifying the voting list and that the postal votes received are correctly stated in the minutes of the Annual General Meeting.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2021

Item 3 Preparation and approval of the voting list

The voting list proposed for approval is the voting list drawn up by Euroclear Sweden AB on behalf of the Company, based on the Annual General Meeting’s register of shareholders and postal votes received, as verified by the persons approving the minutes of the Annual General Meeting.

Item 7.2 Adoption of the remuneration report

The Board of Directors proposes that the Annual General Meeting resolve to adopt the Board of Directors’ report regarding remuneration pursuant to Chapter 8, Section 53 a of the Swedish Companies Act.

Item 7.4 Dividend and record dates

The Board of Directors proposes a dividend to the shareholders of SEK 2.00 per share. The dividend is proposed to be paid in two equal installments, SEK 1.00 per share with the record date Thursday, April 1, 2021, and SEK 1.00 per share with the record date Friday, October 1, 2021. Assuming these dates will be the record dates, Euroclear Sweden AB is expected to disburse SEK 1.00 per share on Thursday, April 8, 2021, and SEK 1.00 per share on Wednesday, October 6, 2021.

Item 8 Number of Board members and deputies to be elected by the Annual General Meeting

According to the articles of association, the Board of Directors shall consist of no less than five and no more than twelve Board members, with no more than six deputies. The Nomination Committee proposes that the number of Board members elected by the Annual General Meeting of shareholders shall be ten and that no deputies be elected.

Item 9 Fees payable to members of the Board of Directors elected by the Annual General Meeting and to members of the Committees of the Board of Directors elected by the Annual General Meeting

The Nomination Committee proposes that fees to non-employee Board members elected by the Annual General Meeting and non-employee members of the Committees of the Board of Directors elected by the Annual General Meeting be paid as follows:

•	SEK 4,225,000 to the Chair of the Board of Directors (previously SEK 4,075,000);

•	SEK 1,060,000 to each of the other Board members (previously SEK 1,020,000);

•	SEK 420,000 to the Chair of the Audit and Compliance Committee (previously SEK 400,000);

Annual General Meeting Telefonaktiebolaget LM Ericsson 2021

•	SEK 270,000 to each of the other members of the Audit and Compliance Committee (previously SEK 250,000);

•	SEK 205,000 to each Chair of the Finance, the Remuneration and the Technology and Science Committee (previously SEK 200,000); and

•	SEK 180,000 to each of the other members of the Finance, the Remuneration and the Technology and Science Committee (previously SEK 175,000).

A basic principle when assessing Board fees is that these shall be competitive and enable the recruitment and retainment of individuals with the best possible competence. When assessing the level of fees, a comparison has been made in relation to the Board fees in companies of equal size and complexity and it should be considered that the Ericsson Group has customers in 180 countries and that sales in 2020amounted to approximately SEK 230 billion.

The Nomination Committee has compared the Board fees in Ericsson with Board fees in other international high-tech companies and has concluded that an increase of all fees in accordance with the above is reasonable and well-justified, in order to secure that the fees remain relevant compared to other companies in the market. The proposal of the Nomination Committee implies all in all an increase of the fees of approximately 3.9% compared with the total fees to the corresponding number of Board and Committee members for Board and Committee work resolved by the Annual General Meeting 2020.

Fees in the form of synthetic shares

Background

The Nomination Committee believes that it is appropriate that Board members elected by the shareholders hold shares in Ericsson, in order to strengthen the Board members’ and the shareholders’ mutual interests in the Company. The Nomination Committee recommends Board members elected by the shareholders to, during a five year period, build a holding of shares or synthetic shares in Ericsson at least corresponding to the value of the annual Board fee (excluding fees for Committee work), and that such holding be kept during the time the Board member remain Board member in Ericsson.

To enable Board members to create an economic interest in the Company and considering that it is in many cases difficult for Board members to trade in the Company’s share due to applicable insider rules, the Nomination Committee proposes that the Board members should, as previously, be offered the possibility of receiving part of the Board fees in the form of synthetic shares. A synthetic share constitutes a right to receive payment of an amount which corresponds to the market value of a share of series B in the Company on Nasdaq Stockholm at the time of payment.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2021

Proposal

The Nomination Committee therefore proposes that the Annual General Meeting of shareholders 2021 resolve that part of the fees to the Directors, in respect of their Board assignment (however, not in respect of Committee work), may be paid in the form of synthetic shares, on the following terms and conditions.

•	A nominated Director shall be able to choose to receive the fee in respect of his or her Board assignment, according to the following four alternatives:

(i)	25 percent in cash – 75 percent in synthetic shares

(ii)	50 percent in cash – 50 percent in synthetic shares

(iii)	75 percent in cash – 25 percent in synthetic shares

(iv)	100 percent in cash.

•

The number of synthetic shares to be allocated shall be valued to an average of the market price of shares of series B in the Company on Nasdaq Stockholm during a period of five trading days immediately following the publication of Ericsson’s interim report for the first quarter of 2021. The synthetic shares are vested during the term of office, with 25 percent per quarter of the year.

•

The synthetic shares give a right to, following the publication of Ericsson’s year-end financial statement in 2026, receive payment of a cash amount per synthetic share corresponding to the market price of shares of series B in the Company in close connection with the time of payment.

•

An amount corresponding to dividend in respect of shares of series B in the Company, resolved by the Annual General Meeting during the holding period, shall be disbursed at the same time as the cash amount.

•

Should the Director’s assignment to the Board of Directors come to an end no later than during the third calendar year after the year in which the Annual General Meeting resolved on allocation of the synthetic shares, payment may take place the year after the assignment came to an end.

•	The number of synthetic shares may be subject to recalculation in the event of bonus issues, splits, rights issues and similar measures, under the terms and conditions for the synthetic shares.

The complete terms and conditions for the synthetic shares are described in Exhibit 1 to the Nomination Committee’s proposal.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2021

The financial difference for the Company, should all Directors receive part of their fees in the form of synthetic shares compared with the fees being paid in cash only, is assessed to be limited.

Item 10 Election of Board members and deputies of the Board of Directors

The Nomination Committee proposes that the following persons be re-elected Board members:

10.1	Jon Fredrik Baksaas;

10.2	Jan Carlson;

10.3	Nora Denzel;

10.4	Börje Ekholm;

10.5	Eric A. Elzvik;

10.6	Kurt Jofs;

10.7	Ronnie Leten;

10.8	Kristin S. Rinne;

10.9	Helena Stjernholm; and

10.10	Jacob Wallenberg.

The Nomination Committee primarily searches for potential Board member candidates for the upcoming mandate period, but also considers future competence needs. It is a long journey to identify the right candidates and long-term planning is essential. In assessing the appropriate composition of the Board of Directors, the Nomination Committee considers, among other things, experience and competence needed in the Board and its Committees, and the value of diversity in age, gender and cultural/geographic background as well as the need for renewal. The Nomination Committee has applied the Swedish Corporate Governance Code, Section 4.1, as diversity policy. Focusing on improving the gender balance over time, the Nomination Committee particularly works to identify women candidates matching the current and futures needs on the Board. The Nomination Committee also assesses the appropriateness of the number of Board members and whether the Board members can devote the necessary time required to fulfill their tasks as Board members in Ericsson.

In its appraisal of qualifications and performance of the individual Board members, the Nomination Committee takes into account the competence and experience of each individual member along with the individual member’s contribution to the Board work as a whole and to the Committee work. The Committee has familiarized itself with the results of the Board work evaluation that was led by the Chair of the Board of Directors. The Nomination Committee aims to propose a Board of Directors that constitutes a good team to lead Ericsson and believes that it is very important that the composition of Board members proposed includes complementing experiences and competencies to enable the Board of Directors to contribute to a positive development of Ericsson.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2021

The Nomination Committee is of the opinion that the current Board of Directors and Board work is well functioning. Further, it is the Nomination Committee’s view that the Board fulfils high expectations in terms of composition and that the Board of Directors as well as the individual Board members fulfil high expectations in terms of expertise. The Nomination Committee does not propose any changes to the composition of the Board of Directors this year, focusing on stability and continuity. The Committee believes that the proposed Board composition provides the Company with the right conditions for realizing its long-term potential. Out of the proposed Board members to be elected by the Annual General Meeting of shareholders (excluding the President and CEO) 33% are women. Gender balance continues to be a key priority for the Nomination Committee, and the Committee works to improve the gender balance on the Board of Directors over time.

Information regarding proposed Board members

Information regarding the proposed Board members is presented in Exhibit 2 to the Nomination Committee’s proposal.

Independence of Board members

The Nomination Committee has made the following assessments in terms of applicable Swedish independence requirements:

(i)	The Nomination Committee considers that at least the following Board members are independent of the Company and its senior management:

a.	Jon Fredrik Baksaas

b.	Jan Carlson

c.	Nora Denzel

d.	Eric A. Elzvik

e.	Kurt Jofs

f.	Ronnie Leten

g.	Kristin S. Rinne

h.	Helena Stjernholm

i.	Jacob Wallenberg

(ii)	From among the Board members reported in (i) above, the Nomination Committee considers that at least the following are independent of the Company’s major shareholders:

a.	Jon Fredrik Baksaas

b.	Jan Carlson

c.	Nora Denzel

d.	Eric A. Elzvik

e.	Kurt Jofs

f.	Kristin S. Rinne

Annual General Meeting Telefonaktiebolaget LM Ericsson 2021

Moreover, the Nomination Committee considers that at least the following Board members are independent in respect of all applicable independence requirements:

a.	Jon Fredrik Baksaas

b.	Jan Carlson

c.	Nora Denzel

d.	Eric A. Elzvik

e.	Kurt Jofs

f.	Kristin S. Rinne

The Nomination Committee concludes that the proposed composition of the Board of Directors meets the independence requirements applicable to Ericsson.

Item 11 Election of the Chair of the Board of Directors

The Nomination Committee proposes that Ronnie Leten be re-elected Chair of the Board of Directors.

Item 12 Number of auditors

According to the articles of association, the Company shall have no less than one and no more than three registered public accounting firms as auditor. The Nomination Committee proposes that the Company should have one registered public accounting firm as auditor.

Item 13 Fees payable to the auditor

The Nomination Committee proposes, like previous years, that the auditor fees be paid against approved account.

Item 14 Election of auditor

In accordance with the recommendation by the Audit and Compliance Committee, the Nomination Committee proposes that Deloitte AB be appointed auditor for the period from the end of the Annual General Meeting 2021 until the end of the Annual General Meeting 2022 (re-election).

Item 15 Amendments to the Articles of Association

The Board of Directors proposes that the Articles of Association be amended as follows:

Due to certain legislative amendments, editorial amendments are proposed to § 1 and § 8. The amendment to § 1 will only affect the Swedish language version of the Articles of Association (change from “firma” to “företagsnamn” in Swedish).

Annual General Meeting Telefonaktiebolaget LM Ericsson 2021

In order to facilitate and increase the flexibility in conducting General Meetings of shareholders, it is proposed to include a new paragraph to enable collecting proxies and conducting postal voting in connection with General Meetings of shareholders (§ 15).

In order to facilitate and increase the flexibility in conducting General Meetings of shareholders, it is also proposed to include a new paragraph to enable the Board of Directors to decide upon attendance by other persons than shareholders at General Meetings of shareholders (§ 16).

The numbering of the Company’s Articles of Association are proposed to be adjusted accordingly to allow for the proposed new paragraphs above, i.e current § 15 will become new § 17 and current § 16 will become new § 18.

Current language	Proposed language
§ 1 The name of the Company is Telefonaktiebolaget LM Ericsson. The company is a public company (publ).	§ 1 The name of the Company is Telefonaktiebolaget LM Ericsson. The Company is a public company (publ).[1]

§ 8

The Company’s shares shall be registered in a central securities depository register pursuant to the Financial Instruments Accounts Act (Sw: lagen (1998:1479) om kontoföring av finansiella instrument).

§ 8 The Company’s shares shall be registered in a central securities depository register pursuant to the Central Securities Depository and Financial Instruments Accounts Act (1998:1479).

-

§ 15

The Board of Directors may collect proxies pursuant to the procedure stated in Chapter 7, Section 4, second paragraph the Companies Act (2005:551).

The Board of Directors may decide before a General Meeting that the shareholders shall be able to exercise their voting rights by post before the General Meeting pursuant to the procedure stated in Chapter 7, Section 4 a of the Companies Act (2005:551).

Annual General Meeting Telefonaktiebolaget LM Ericsson 2021

Current language	Proposed language

-

§ 16

The Board of Directors may resolve that persons not being shareholders of the Company shall be entitled, on the conditions stipulated by the Board, to attend or in any other manner follow the discussions at a General Meeting.

The Board of Directors proposes that the President and CEO shall be authorized to make the minor adjustments to the above resolution that may prove to be necessary in connection with the registration of the Articles of Association with the Swedish Companies Registration Office.

Majority rules

The resolution by the Annual General Meeting on amendments to the articles of association under item 15 above requires that shareholders representing at least two-thirds of the votes cast as well as the shares represented at the Annual General Meeting approve the proposal.

Item 16 Implementation of Long-Term Variable Compensation Program 2021 (“LTV 2021”) including transfer of treasury stock, directed share issue and authorization for the Board of Directors to decide on an acquisition offer

Background

The Remuneration Committee and the Board of Directors evaluate Ericsson’s long-term variable compensation programs to the Executive Team on an ongoing basis for effectiveness in serving their purpose to support achieving the Company’s strategic business objectives and sustainable long-term interests as well as their facility to secure the long-term focus of the members of the Executive Team and align their interests with the long-term expectations and the interests of the shareholders. As a result of this evaluation, the Board of Directors, upon recommendation from the Remuneration Committee, has concluded to propose an LTV 2021 materially unchanged compared to the Long-Term Variable Compensation Programs 2018, 2019 and 2020.

LTV 2021 is an integral part of the Company’s remuneration strategy and the Board of Directors in particular aims to encourage the Company leadership to build significant equity holdings to align the interests and expectations of the LTV Program participants with those of the shareholders.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2021

Proposals

The Long-Term Variable Compensation Program 2021

The Board of Directors proposes that the Annual General Meeting resolve on the implementation of a Long-Term Variable Compensation Program 2021 in accordance with the proposals set out below.

16.1 Implementation of the LTV 2021

The Board of Directors proposes that the Annual General Meeting resolve on the LTV 2021 for members of the Executive Team, comprising a maximum of 2.1 million shares of series B in Ericsson as set out below.

Objectives of the LTV Program

The LTV Program is designed to provide long-term incentives for members of the Executive Team (the “Participants”) and to incentivize the Company’s performance creating long-term value. The aim is to attract, retain and motivate executives in a competitive market through performance-based share related incentives and to encourage the build-up of significant equity holdings to align the interests of the Participants with those of shareholders

The LTV Program in brief

The LTV Program is proposed to include all members (current and future) of the Executive Team, currently comprising of 15 employees, including the President and CEO. Awards under LTV 2021 (“Performance Share Awards”) will be granted free of charge entitling the Participant, provided that i.a. certain performance conditions set out below are met, to receive a number of shares, free of charge, following expiration of a three year vesting period (the “Vesting Period”). Allotment of shares pursuant to Performance Share Awards will be subject to the achievement of performance conditions, as set out below, and will generally require that the Participant retains his or her employment over the Vesting Period. All major decisions relating to LTV 2021 will be taken by the Remuneration Committee, with approval by the full Board of Directors as required.

Granting of Performance Share Awards

Granting of Performance Share Awards to the Participants will generally take place as soon as practicably possible following the Annual General Meeting 2021. For 2021, the value of the underlying shares in respect of the Performance Share Awards made to the President and CEO will not exceed 190% of the annual base salary at the time of grant, and for other participants, the value will not exceed 70% of the participants’ respective annual base salaries at the time of grant.

The share price used to calculate the number of shares to which the Performance Share Award entitles will be the volume-weighted average of the market price of Ericsson series B shares on Nasdaq Stockholm during the five trading days immediately following the publication of the Company’s interim report for the fourth quarter 2020.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2021

Performance criteria

The vesting of Performance Share Awards will be subject to the satisfaction of performance criteria related to 2021 Group Operating Income and total shareholder return (“TSR”[2]), which will determine what portion (if any) of the Performance Share Awards will vest at the end of the Vesting Period.

The performance criterion based on 2021 Group Operating Income relates to 50% of the Performance Share Awards and the maximum vesting level is 200%.

The performance criteria based on TSR are absolute TSR development and relative TSR development for the Ericsson series B share over the period January 1, 2021 - December 31, 2023 (the “TSR Performance Period”[3]). The TSR performance criteria relate to a total of 50% of the Performance Share Awards and the maximum vesting level for each of the TSR performance criteria is 200%.

The following conditions will apply to the performance criteria:

•	2021 Group Operating Income criterion

50% of the Performance Share Awards granted to a Participant will be subject to fulfilment of a performance criterion based on Group Operating Income for the financial year 2021. The 2021 Group Operating Income target established by the Board of Directors will stipulate a minimum level and a maximum level. The 2021 Group Operating Income target is not disclosed due to stock market and competition considerations. The vesting level of Performance Share Awards related to 2021 Group Operating Income will be determined by the Board of Directors when the audited result for the financial year 2021 is available.

If the maximum performance level is reached or exceeded, the vesting will amount to (and will not exceed) the maximum level of 200% of the Performance Share Awards related to the 2021 Group Operating Income performance criterion. If performance is below the maximum level but exceeds the minimum level, a linear pro-rata vesting of shares will occur. No vesting will occur if performance amounts to or is below the minimum level. The allotment of the shares will not occur until the end of the Vesting Period in 2024.

•	TSR performance criteria:

Absolute TSR performance criterion:

30% of the Performance Share Awards granted to a Participant will be subject to fulfilment of an absolute TSR performance criterion over the TSR Performance Period. If the absolute TSR development reaches or exceeds 14% per annum compounded, the maximum vesting of 200% of the Performance Share Awards related to absolute TSR performance criterion shall occur. If the absolute TSR development is below or reaches only 6% per annum compounded,

Annual General Meeting Telefonaktiebolaget LM Ericsson 2021

no vesting will occur in respect of the Performance Share Awards related to the absolute TSR performance criterion. A linear pro-rata vesting from 0% to 200% of the Performance Share Awards related to the absolute TSR performance criterion shall apply if the Company’s absolute TSR performance is between 6% and 14% per annum compounded.

Relative TSR performance criterion:

20% of the Performance Share Awards granted to a Participant will be subject to fulfilment of a relative TSR performance criterion over the TSR Performance Period, compared to a peer group consisting of 11 peer companies (the “Peer Group”[4]). The vesting of the relative TSR related Performance Share Awards varies depending on the Company’s TSR performance ranking versus the other companies in the Peer Group. If the Company’s relative TSR performance is equal to or below the TSR development of the company ranked 6 or lower in the Peer Group, no vesting will occur in respect of the Performance Share Awards related to the relative TSR performance criterion. Vesting of the Performance Share Awards related to the relative TSR performance criterion will occur at the following percentage levels, based on which ranking position in the Peer Group the Company’s TSR Performance corresponds to:

Position within the Peer Group	Associated vesting percentage level
6 or lower	0%
5	50%
4	100%
3	150%
2 or higher	200%

If the Company’s TSR performance is between two of the ranked companies, a linear pro-rata vesting shall apply between the vesting percentage levels for the relevant ranked positions.

Information about the outcome of the performance criteria will be provided no later than in the annual report for the financial year 2023.

Allotment of shares

Provided that the performance criteria above have been met and that the Participant has retained his or her employment (unless special circumstances are at hand) during the Vesting Period, allotment of vested shares will take place as soon as practicably possible following the expiration of the Vesting Period.

When determining the final vesting level of Performance Share Awards, the Board of Directors shall examine whether the vesting level is reasonable considering the Company’s financial results and position, conditions on the stock market and other circumstances, and if not, as determined by the Board of Directors, reduce the vesting level to the lower level deemed appropriate by the Board of Directors.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2021

In the event delivery of shares to Participants cannot take place under applicable law or at a reasonable cost and employing reasonable administrative measures, the Board of Directors will be entitled to decide that Participants may, instead, be offered a cash settlement.

Financing

The Board of Directors has considered different financing methods for transfer of shares under the LTV 2021 such as transfer of treasury stock and an equity swap agreement with a third party. The Board of Directors considers that a directed issue of C shares, followed by buy-back and transfer of treasury stock is the most cost efficient and flexible method to transfer shares under the LTV 2021.

The Company’s current holding of treasury stock is not sufficient for the implementation of the LTV 2021. Therefore, the Board of Directors proposes a directed share issue and buy back of shares as further set out below under item 16.2. Under the proposed transactions, shares are issued at the share’s quota value and bought back as soon as the shares have been subscribed for and registered. The purchase price paid by the Company to the subscriber equals the subscription price. As compensation to the subscriber for its assistance in the issuance and buy-back of shares, the Company will pay to the subscriber an amount totalling SEK 75,000, corresponding to less than SEK 0.04 per new issued and re-purchased share.

The procedure of issuance and buy-back of shares for the Company’s long-term variable compensation programs has previously been decided by the Annual General Meetings of shareholders in 2001, 2003, 2008, 2009, 2012, 2016 and 2017.

Since the costs for the Company in connection with an equity swap agreement will be significantly higher than the costs in connection with transfer of treasury stock, the main alternative is that the financial exposure is secured by transfer of treasury stock and that an equity swap agreement with a third party is an alternative in the event that the required majority for approval is not reached.

Costs

The total effect on the income statement of the LTV 2021, including financing costs and social security fees, is estimated to range between SEK 70 million and SEK 125 million distributed over the years 2021-2024. The costs will depend on the future development of the stock price.

The administration cost for transfer of shares by way of an equity swap agreement is estimated to approximately SEK 10.3 million, compared to the administration cost of approximately SEK 75,000 for using newly issued and acquired shares in treasury.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2021

Dilution

The Company has approximately 3.3 billion shares in issue. As per December 31, 2020 the Company held approximately 6 million shares in treasury. The number of shares that may be required for ongoing long-term variable compensation programs as per December 31, 2020 is estimated to approximately 5.3 million shares, corresponding to approximately 0.2 percent of the number of outstanding shares. In order to implement the LTV 2021, a total of up to 2.1 million shares are required, which corresponds to approximately 0.1 percent of the total number of outstanding shares, hence an issue of new treasury stock is proposed for the implementation of LTV 2021. The effect on important key figures is marginal.

16.2 Transfer of treasury stock, directed share issue and acquisition offer for the LTV 2021

a)	Transfer of treasury stock under the LTV 2021

Transfer of no more than 1.6 million shares of series B in the Company may occur on the following terms and conditions.

•

The right to acquire shares shall be granted to such persons within the Ericsson Group covered by the terms and conditions pursuant to the LTV 2021. Furthermore, subsidiaries within the Ericsson Group shall have the right to acquire shares, free of consideration, and such subsidiaries shall be obligated to immediately transfer, free of consideration, shares to employees covered by the terms and conditions of the LTV 2021.

•	The employee shall have the right to receive shares during the period when the employee is entitled to receive shares pursuant to the terms and conditions of the LTV 2021, i.e. in 2024.

•	Employees covered by the terms and conditions of the LTV 2021 shall receive shares of series B in the Company free of consideration.

b)	Transfer of treasury stock on an exchange

The Company shall have the right to, prior to the Annual General Meeting in 2022, transfer no more than 500,000 shares of series B in the Company, in order to cover certain expenses, mainly social security payments. Transfer of the shares shall be effected on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share as disseminated by Nasdaq Stockholm.

c)	Directed issue of shares of Series C

Increase of the share capital in the Company with SEK 10,500,000.01 by an issue of 2.1 million shares of series C, each share with a quota value of approximately SEK 5. The terms and conditions of the share issue are the following.

•	The new shares shall – with deviation from the shareholders’ preferential right – be subscribed for only by Investor AB or its subsidiaries.

•	The new shares shall be subscribed for during the period as from Thursday, April 29, 2021 up to and including Monday, May 3, 2021. Over-subscription may not occur.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2021

•	The amount that shall be paid for each new share shall be the quota value (approximately SEK 5).

•	Payment for the subscribed shares shall be made at the time of subscription.

•	The Board of Directors shall be entitled to extend the period for subscription and payment.

•	The new shares shall not entitle the holders to dividend payment.

•	It is noted that the new shares are subject to restrictions pursuant to chapter 4, section 6 (conversion clause) and chapter 20, section 31 (redemption clause) of the Swedish Companies Act.

d)	Authorization for the Board of Directors to decide on a directed acquisition offer

Authorization for the Board of Directors to decide that 2.1 million shares of series C in Ericsson be acquired according to the following.

•	Acquisition may occur by an offer to acquire shares directed to all holders of shares of series C in Ericsson.

•	The authorization may be exercised until the Annual General Meeting in 2022.

•	The acquisition shall be made at a price corresponding to the quota value of the share (approximately SEK 5) per share.

•	Payment for acquired shares shall be made in cash.

The Board of Directors proposes that the President and CEO shall be authorized to make the minor adjustments to the above resolutions that may prove to be necessary in connection with the registration with the Swedish Companies Registration Office.

16.3 Equity Swap Agreement with third party in relation to the LTV 2021

In the event that the required majority for approval is not reached under item 16.2 above, the financial exposure of the LTV 2021 shall be hedged by the Company entering into an equity swap agreement with a third party, under which the third party shall, in its own name, acquire and transfer shares of series B in the Company to employees covered by the LTV 2021.

Majority rules

The resolution of the Annual General Meeting on implementation of the program according to item 16.1 above requires that more than half of the votes cast at the Annual General Meeting approve the proposal. The Annual General Meeting’s resolution on transfer of treasury stock, directed share issue and authorization to the Board of Directors to decide on an offer to acquire treasury stock according to item 16.2 above requires that shareholders representing at least nine-tenths of the votes cast as well as the shares represented at the Annual General Meeting approve the proposal. A valid resolution in accordance with the proposal for an equity swap agreement under item 16.3 above requires that more than half of the votes cast at the Annual General Meeting approve the proposal.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2021

Description of other ongoing long-term variable compensation programs

In addition to the LTV-programs, which are directed at the members of the Executive Team, the Company also has other ongoing long-term variable compensation programs directed at other employees within the Group. These programs are an integral part of the Company’s remuneration strategy as well as a part of the Company’s talent management strategy. The Company has decided to implement two other share-related compensation programs for 2021.

The Executive Performance Plan 2021 (“EPP 2021”)

EPP 2021 is designed to attract, retain and motivate senior managers in a competitive market through performance based long-term cash incentive supporting the achievement of the Company’s long-term strategies and business objectives. Approximately 200 senior managers will be eligible for the EPP 2021. Participants are assigned a potential award defined as a percentage of the participants’ annual gross salary, which is converted into a number of synthetic shares based on the same market price of Ericsson series B shares used for the LTV 2021 at the time of grant. There are two award levels called “High” and “Regular” which are differentiated as below between the USA and the rest of the world to bring greater alignment with the local market conditions:

Award level	USA	Rest of the world
High	35%	25%
Regular	25%	15%

The vesting level of the awards, occurring after a three-year vesting period, is subject to the achievement of the same performance criteria as for the LTV 2021, and generally requires that the participant retains his or her employment over the three-year vesting period. At the end of the Vesting Period, the allotted synthetic shares are converted into a cash amount, based on the market price of Ericsson series B shares at Nasdaq Stockholm at the payout date, and this final amount is paid to the Participant in cash gross before tax. It is estimated that approximately one million synthetic shares will be awarded under the EPP 2021. The maximum total cost effect of the EPP 2021 on the income statement, including social security fees, is estimated to be approximately SEK 300 million distributed over the years 2021-2024. The costs will depend on the future development of the stock price.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2021

The Key Contribution Plan 2021 (“KC Plan 2021”)

KC Plan 2021 is designed to recognize the best talent, individual performance, potential and critical skills as well as encourage the retention of key employees. Approximately 7,500 employees will be eligible for the KC Plan 2021. There are three award levels at 10%, 25% and 30% of the participants’ annual gross salary. Participants are assigned a potential award, which is converted into a number of synthetic shares based on the same market price of Ericsson series B shares used for the LTV 2021 at the time of grant. The program has a three year total service period during which the awards are paid on an annual rolling bases following the below payment schedule:

•	25% of the award at the end of the first year,

•	25% of the award at the end of the second year, and

•	50% of the award at the end of the full vesting period.

The value of each synthetic share is driven by the absolute share price performance of Ericsson series B shares during the service period. At the date of payout for each instalment of the above described annual rolling payment schedule, the synthetic shares are converted into a cash amount, based on the market price of Ericsson Series B shares at Nasdaq Stockholm at the respective payout date, and this final amount is paid to the Participant in cash gross before tax. It is estimated that approximately 10 million synthetic shares will be awarded under the KC Plan 2021. The maximum total cost effect of the KC Plan 2021 on the income statement, including social security fees, is estimated to be approximately SEK 1.5 billion distributed over the years 2021-2024. The costs will depend on the future development of the stock price.

The Company’s ongoing variable compensation programs are described in further detail in the Annual Report 2020 in the Notes to the consolidated financial statements, Note G3: Share-based compensation and on the Company’s website.

Item 17 The Board of Directors’ proposal for resolution on transfer of treasury stock to employees and on an exchange in relation to the earlier resolution on the Long-Term Variable Compensation Program 2020 (“LTV 2020”)

Background

The Annual General Meeting 2020 resolved to implement LTV 2020. The Annual General Meeting 2020 resolved to secure the Company’s undertakings under the program through equity swap agreements with a third party. The Board of Directors considers that transfer of treasury stock is the most cost efficient and flexible method to secure the undertakings under LTV 2020, and therefore proposes that the Annual General Meeting resolve as follows.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2021

Proposal

a)	Transfer of treasury stock under the LTV 2020

To secure the delivery of Performance Shares in accordance with the terms of the LTV 2020, the Board of Directors proposes that the Annual General Meeting resolve that the Company shall have the right to transfer no more than 1.9 million shares of series B in the Company on the following terms and conditions:

•

The right to acquire shares shall be granted to such persons within the Ericsson Group covered by the terms and conditions pursuant to the LTV 2020. Furthermore, subsidiaries within the Ericsson Group shall have the right to acquire shares, free of consideration, and such subsidiaries shall be obligated to immediately transfer, free of consideration, shares to employees covered by the terms and conditions of the LTV 2020.

•	The employee shall have the right to receive shares during the period when the employee is entitled to receive shares pursuant to the terms and conditions of the LTV 2020, i.e. in 2023.

•	Employees covered by the terms and conditions of the LTV 2020 shall receive shares of series B in the Company free of consideration.

b)	Transfer of treasury stock on an exchange

The Company shall have the right to, prior to the Annual General Meeting in 2022, transfer no more than 600,000 shares of series B in the Company, in order to cover certain expenses, mainly social security payments. Transfer of the shares shall be effected on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share as disseminated by Nasdaq Stockholm.

Majority rules

The Annual General Meeting’s resolution on transfer of treasury stock according to item 17 a) above requires that shareholders representing at least nine-tenths of the votes cast as well as the shares represented at the Annual General Meeting approve the proposal and the Annual General Meeting’s resolution on transfer of treasury stock according to item 17 b) above requires that shareholders representing at least two-thirds of the votes cast as well as the shares represented at the Annual General Meeting approve the proposal.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2021

Item 18 The Board of Directors’ proposal for resolution on transfer of treasury stock in relation to the resolutions on the ongoing Long-Term Variable Compensation Programs 2018 (“LTV 2018”) and 2019 (“LTV 2019”)

Background

The Annual General Meeting 2020 resolved on a right for the Company to transfer in total not more than 1.6 million shares of series B in the Company on a stock exchange to cover certain payments, mainly social security charges, which may occur in relation to the LTV 2018 and the LTV 2019.

The resolution was valid up to the following Annual General Meeting. Resolutions on transfer of treasury stock for the purpose of the above-mentioned programs must therefore be repeated at subsequent Annual General Meetings.

In accordance with the resolutions on transfer of in total not more than 1.6 million shares, no shares of series B have been transferred up to February 23, 2021.

Proposal

The Board of Directors proposes that the Annual General Meeting resolve that the Company shall have the right to transfer, prior to the Annual General Meeting 2022, not more than 1.6 million shares of series B in the Company, or the lower number of shares of series B, which as per March 30, 2021 remains of the original 1.6 million shares for the purposes of covering certain payments, primarily social security charges that may occur in relation to the LTV 2018 and LTV 2019. Transfer of the shares shall be effected on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share.

Majority rules

The resolution of the Annual General Meeting on a transfer of treasury stock requires that shareholders holding at least two-thirds of the votes cast as well as the shares represented at the Annual General Meeting approve the proposal.

Shares and votes

There are in total 3,334,151,735 shares in the Company; 261,755,983 shares of series A and 3,072,395,752 shares of series B, corresponding to in total 568,995,558.2 votes. The Company’s holding of treasury stock as of February 23, 2021, amounts to 6,043,960 shares of series B, corresponding to 604,396 votes.

Documents

The complete proposals of the Nomination Committee with respect to items 1, 2, and 8 – 14 above, including a description of the work of the Nomination Committee before the Annual General Meeting and Exhibit 1 and 2 to the Nomination Committee’s proposals are available at the Company’s website www.ericsson.com. In respect of all other items, complete proposals are provided under the respective item in the notice. The documents will be sent upon request to shareholders providing their address to the Company.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2021

The annual report (including the Board of Directors’ statement relating to the proposal under item 7.4 above), the auditor’s report, the remuneration report, the auditor’s statement regarding the guidelines for remuneration to Group management and the Board of Directors’ statement relating to the proposal under item 16.2 above, are presented by being available at the Company and on the Company’s website www.ericsson.com no later than three weeks prior to the Annual General Meeting. The documents will be sent upon request to shareholders providing their address to the Company. The general meeting share register will be available at the Company’s headquarters, Torshamnsgatan 21, SE-164 83 Stockholm, Sweden.

Stockholm, February 2021

Telefonaktiebolaget LM Ericsson (publ)

The Board of Directors

[1] A change is proposed to be made in the Swedish language version that does not affect the English language version.

[2] Total shareholder return, i.e. share price growth including dividends.

[3] To provide a stable assessment of performance, the TSR development will be calculated based on the average closing price of the Ericsson B share on Nasdaq Stockholm (or the corresponding closing share price of the relevant peer group company) for the three-month period immediately prior to the commencement and expiration of the TSR Performance Period.

[4] The Peer Group consists of the following companies: Cap Gemini, CGI Group, Cisco Systems, Cognizant, Corning, F5 Networks, International Business Machines, Juniper Networks, Motorola Solutions, Nokia, and Qualcomm. TSR will be measured in Swedish Krona (SEK) for all companies in line with best practice.

NOTES TO EDITORS:

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FOR FURTHER INFORMATION, PLEASE CONTACT:

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Peter Nyquist, Head of Investor Relations

Phone: +46 705 75 29 06

E-mail: peter.nyquist@ericsson.com

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Phone: +46 72 593 27 78

E-mail: lena.haggblom@ericsson.com

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E-mail: media.relations@ericsson.com

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ABOUT ERICSSON

Ericsson enables communications service providers to capture the full value of connectivity. The company’s portfolio spans Networks, Digital Services, Managed Services, and Emerging Business and is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s investments in innovation have delivered the benefits of telephony and mobile broadband to billions of people around the world. The Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com